January 3, 2005

Mr. Roger Schwall
Division of Corporation Finance
U.S. Securities & Exchange Commission
Mail Stop 0405
Washington, D.C.  20549

         Re:      Western Exploration Inc.
                  Registration Statement on Form SB-2
                  Filed on August 11, 2004, as amended December 21, 2004

Dear Mr. Schwall:

We represent Western Exploration Inc. We are in receipt of your letter dated December 29, 2004 and the following sets forth our comments to same:

Financial Statements
--------------------

General
-------

1. We reissue prior comment 3 from our later dated November 11, 2004, with respect to your notes to the interim financial statements for the period ended September 30, 2004, and your notes to the audited financial statements for the period ended December 31, 2003. Please remove the following note disclosures which are not applicable to your business.

     (a) With respect to your policy note for revenue and cost recognition, remove all references to revenues.
     (b) With respect to your policy note for accounts receivable, deposits and accrued expenses, remove all references to accounts receivable and other assets.
     (c)  Deferred income taxes
     (d) With respect to your policy note for stock based compensation, remove this disclosure as you are not accounting for the shares issued to your executives in accordance with SFAS 123.
     (e)  Foreign currency translation and transactions
     (f)  Leases


     Answer: These note disclosures have been removed from both sets of financial statements.

Balance Sheet as of September 30, 2004 and December 31, 2003
------------------------------------------------------------

2. Remove the indication that both balance sheets as of September 30, 2004, and December 31, 2003, are unaudited. Alternatively, indicate in the columns headings that the September 30, 2004, balance sheet is unaudited, and the December 31, 2003, balance sheet is audited.

     Answer: The column headings have been revised to disclose that the September 30, 2004 balance sheets is unaudited and the December 31, 2003 balance sheet is audited.

Auditor's Report
----------------

3. Please revise to indicate that the audit was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States).

     Answer: The audit report has been revised to indicate that the audit was conducted in accordance with standards of the Public Company Accounting Oversight Board.

Very truly yours,

ANSLOW & JACLIN, LLP


By:  /s/ Gregg E. Jaclin
----------------------------------
         GREGG E. JACLIN

GEJ/tf